SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934
BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
(Name of Issuer)

Limited Partnership Units	G16252 10 1
(Title of class of securities)	(CUSIP number)
John Stinebaugh
Brookfield Infrastructure Group Corporation
Three World Financial Center, 11th Floor
New York, New York 10281-1021
(212) 417-7275
(Name, address and telephone number of person authorized
to receive notices and communications)
January 31, 2008
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)
(Continued on following pages)

CUSIP No.	G16252 10 1	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ — Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO

	7	SOLE VOTING POWER

NUMBER OF		0 LIMITED PARTNERSHIP UNITS

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,161,573 LIMITED PARTNERSHIP UNITS

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 LIMITED PARTNERSHIP UNITS

WITH	10	SHARED DISPOSITIVE POWER

15,161,573 LIMITED PARTNERSHIP UNITS

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,161,573 LIMITED PARTNERSHIP UNITS

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.6% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G16252 10 1	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS BROOKFIELD FINANCIAL CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ — Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO

	7	SOLE VOTING POWER

NUMBER OF		48,829 LIMITED PARTNERSHIP UNITS

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 LIMITED PARTNERSHIP UNITS

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		48,829 LIMITED PARTNERSHIP UNITS

WITH	10	SHARED DISPOSITIVE POWER

0 LIMITED PARTNERSHIP UNITS

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,829 LIMITED PARTNERSHIP UNITS

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G16252 10 1	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS BAM INVESTMENTS CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ — Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO

	7	SOLE VOTING POWER

NUMBER OF		2,218,649 LIMITED PARTNERSHIP UNITS

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 LIMITED PARTNERSHIP UNITS

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,218,649 LIMITED PARTNERSHIP UNITS

WITH	10	SHARED DISPOSITIVE POWER

0 LIMITED PARTNERSHIP UNITS

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,218,649 LIMITED PARTNERSHIP UNITS

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G16252 10 1	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ — Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO

	7	SOLE VOTING POWER

NUMBER OF		20,295 LIMITED PARTNERSHIP UNITS

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,380,222 LIMITED PARTNERSHIP UNITS

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,295 LIMITED PARTNERSHIP UNITS

WITH	10	SHARED DISPOSITIVE POWER

17,380,222 LIMITED PARTNERSHIP UNITS

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,400,517 LIMITED PARTNERSHIP UNITS

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.5% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. G16252 10 1	SCHEDULE 13D
Explanatory Note
This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on February 11, 2008 by Brookfield Asset Management Inc., Partners Limited, BAM Investments Corp. and Brookfield Financial Corp. (the “Statement”) relating to the limited partnership units (the “Units”), of Brookfield Infrastructure Partners L.P. (the “Partnership”), a limited partnership formed under the laws of Bermuda. The principal executive offices of the Partnership are located at Cannon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.
This Amendment No. 1 amends and restates, where indicated, the Statement to update and clarify the Reporting Persons’ and the Scheduled Persons’ (as defined below) beneficial ownership of Units of the Partnership. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Statement. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 1. Security and Issuer.
     The title and class of equity security to which this statement on Schedule 13D relates is the limited partnership units (the “ Units ”), of Brookfield Infrastructure Partners L.P. (the “ Partnership ”), a limited partnership formed under the laws of Bermuda. The principal executive offices of the Partnership are located at Cannon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.
Item 2. Identity and Background
(a)	This Schedule 13D is being filed by each of the following persons (the “ Reporting Persons ”):
(i)	Brookfield Asset Management Inc. (“ Brookfield ”), a corporation formed under the laws of the Province of Ontario;

(ii)	Brookfield Financial Corp. (“ Financial ”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(iii)	BAM Investments Corp. (“ Investments ”), a corporation formed under the laws of the Province of Ontario that owns approximately 10% of Brookfield’s Class A Limited Voting Shares; and

(iv)	Partners Limited (“ Partners ”), a corporation formed under the laws of the Province of Ontario that owns all of Brookfield’s Class B Limited Voting Shares and 49% of Investments’ common shares.
          Schedules I, II, III and IV hereto set forth a list of all the directors and executive officers (the “ Scheduled Persons ”), and their respective principal occupations and addresses, of each of Brookfield, Financial, Investments and Partners, respectively.
(b)	The principal business address of Brookfield, Financial, Investments and Partners is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3.

(c)	The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of each of Financial, Investments and Partners is that of an investment holding company.

(d)-(e)	During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Set forth on Schedules I, II, III and IV hereto are the citizenships of each of the directors and executive officers of each of Brookfield, Financial, Investments and Partners, respectively.

CUSIP No. G16252 10 1	SCHEDULE 13D
Item 5. Interest in Securities of the Issuer.
(a)-(b)	As of the date hereof, Financial may be deemed to be the beneficial owner of 48,829 Units and Investments may be deemed to be the beneficial owner of 2,218,649 Units, and such Units constitute approximately 0.2% and 9.6%, respectively, of the issued and outstanding Units based on 23,160,269 Units outstanding as of December 31, 2008. Assuming that all of the redemption-exchange units of Brookfield Infrastructure L.P. were exchanged for Units pursuant to the redemption-exchange mechanism described below, as of the date hereof, Brookfield may be deemed to be the beneficial owner of 15,161,573 Units and Partners may be deemed to be the beneficial owner of 17,400,517 Units, and such Units would constitute approximately 39.6% and 45.5%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of December 31, 2008. Investments may be deemed to have the sole power to vote or direct the vote of the Units beneficially owned by them or to dispose of such Units. Brookfield may hold the Units directly or in one or more wholly-owned subsidiaries. Partners may be deemed to have shared power (with each of Brookfield and Investments) to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 20,295 Units with respect to which it has sole voting and investment power. Brookfield holds, through its wholly-owned subsidiaries, an aggregate of 15,112,744 redemption-exchange units of Brookfield Infrastructure L.P., such units as more fully described in the Partnership’s Canadian prospectus and U.S. Information Statement dated December 21, 2007 filed as exhibit 12.1 to the Partnership’s Registration Statement on Form 20-F (the “Registration Statement”). Such redemption-exchange units held by Brookfield represent 100% of the redemption-exchange units, and approximately 39% of the limited partnership interests, of Brookfield Infrastructure L.P., a limited partnership formed under the laws of Bermuda. The balance of the limited partnership interests of Brookfield Infrastructure L.P. are held by the Partnership. Pursuant to the redemption exchange mechanism (described in the Registration Statement) at any time after January 31, 2010, a holder of redemption-exchange units has the right to require Brookfield Infrastructure L.P. to redeem all or a portion of the redemption-exchange units that it holds for cash, subject to the Partnership’s right, at its sole discretion, to elect to acquire all (but not less than all) of the units so presented in exchange for Units of the Partnership, on a one for one basis (subject to certain customary adjustments).

(c)	No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Units.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. G16252 10 1	SCHEDULE 13D
SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.
Dated: February 20, 2009

BROOKFIELD ASSET MANAGEMENT INC.
By:	/s/ Catherine J. Johnston
	Name:	Catherine J. Johnston
	Title:	Corporate Secretary & Legal Counsel

PARTNERS LIMITED
By:	/s/ Loretta M. Corso
	Name:	Loretta M. Corso
	Title:	Secretary

BAM INVESTMENTS CORP.
By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President

BROOKFIELD FINANCIAL CORP.
By:	/s/ Mark Murski
	Name:	Mark Murski
	Title:	Director

CUSIP No. G16252 10 1	SCHEDULE 13D
SCHEDULE I
BROOKFIELD ASSET MANAGEMENT INC.

Jack L. Cockwell
Citizenship:	Canada
Business Address:	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1
Present Principal Occupation or Employment:	Group Chairman
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	418,946 Units, less than 2% of the issued and outstanding, Mr. Cockwell has sole voting and dispositive power

Marcel R. Coutu
Citizenship:	Canada
Business Address:	2500 First Canadian Centre, 350 — 7th Ave. S.W., Calgary, Alberta T2P3N9
Present Principal Occupation or Employment:	President & Chief Executive Officer
Employer:	Canadian Oil Sands Limited
Employer’s Business:	An oil company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	1,440 Units, less than 1% of the issued and outstanding, Mr. Coutu has sole voting and dispositive power

Sen. J. Trevor Eyton
Citizenship:	Canada
Business Address:	44 Victoria Street, Suite #300, Toronto, Ontario M5C 1Y2
Present Principal Occupation or Employment:	Member of the Senate of Canada
Employer:	The Senate of Canada
Employer’s Business:	Government
Employer’s Address:	Room 561-S, Centre Block, Parliament Buildings, 11 Wellington Street,
Ottawa, Ontario K1A 0A4
Units Directly or Indirectly Beneficially Owned:	1,350 Units, less than 1% of the issued and outstanding, Mr. Eyton has sole voting and dispositive power

CUSIP No. G16252 10 1	SCHEDULE 13D

J. Bruce Flatt
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chief Executive Officer
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	129,927 Units, less than 1% of the issued and outstanding, Mr. Flatt has sole voting and dispositive power

James K. Gray
Citizenship:	Canada
Business Address:	335 Eighth Ave. S.W., Royal Bank Building, Suite 1700, Calgary, Alberta T2P1C9
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A
Units Directly or Indirectly Beneficially Owned:	1,822 Units, less than 1% of the issued and outstanding, Mr. Gray has sole voting and dispositive power

Robert J. Harding
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chairman
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	28,832 Units, less than 1% of the issued and outstanding, Mr. Harding has sole voting and dispositive power

V. Maureen Kempston Darkes
Citizenship:	Canada
Business Address:	2901 S.W., 149th Ave., Suite 400, Miramar, Florida 33027
Present Principal Occupation or Employment:	Group Vice President and President, Latin America, Africa and Middle East
Employer:	General Motors Corporation
Employer’s Business:	Automobile manufacturer
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	—

David W. Kerr
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A
Units Directly or Indirectly Beneficially Owned:	83,224 Units, less than 1% of the issued and outstanding, Mr. Kerr has sole voting and dispositive power

CUSIP No. G16252 10 1	SCHEDULE 13D

Lance Liebman
Citizenship:	United States of America
Business Address:	435 West 116 th Street, New York, New York 10027-7297
Present Principal Occupation or Employment:	Professor of law
Employer:	Columbia Law School
Employer’s Business:	Education
Employer’s Address:	Same as Business Address
Shares Directly or Indirectly Beneficially Owned:	—

Philip B. Lind
Citizenship:	Canada
Business Address:	333 Bloor Street E., 10th Floor, Toronto, Ontario M4W 1G9
Present Principal Occupation or Employment:	Vice-Chairman
Employer:	Rogers Communications Inc.
Employer’s Business:	Diversified communications company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	135 Units, less than 1% of the issued and outstanding,
Mr. Lind has sole voting and dispositive power

G. Wallace F. McCain
Citizenship:	Canada
Business Address:	30 St. Clair Ave. W., #1500, Toronto, Ontario M4V 3A2
Present Principal Occupation or Employment:	Chairman
Employer:	Maple Leaf Foods Inc.
Employer’s Business:	Processed Food Manufacturer
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	20,340 Units, less than 1% of the issued and
outstanding, Mr. McCain has sole voting and dispositive
power

CUSIP No. G16252 10 1	SCHEDULE 13D

Jack M. Mintz
Citizenship:	Canada
Business Address:	Suite #926, Earth Sciences Building
2500 University Drive N.W.
Calgary, Alberta T2N 1N4
Present Principal Occupation or Employment:	Palmer Chair in Public Policy
Employer:	University of Calgary
Employer’s Business:	University education
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	90 Units, less than 1% of the issued and outstanding, Mr. Mintz has sole voting and dispositive power

Patricia M. Newson
Citizenship:	Canada
Business Address:	#540, 365-4th Ave. S.W., Calgary, Alberta T2P 0J1
Present Principal Occupation or Employment:	President and Chief Executive Officer
Employer:	AltaGas Utility Group Inc.
Employer’s Business:	Energy infrastructure organization
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	0 Units, less than 1% of the issued and outstanding, Ms. Newsom has sole voting and dispositive power

George S. Taylor
Citizenship:	Canada
Business Address:	R.R. #3, 4675 Line 3, Saint Marys, Ontario N4X 1C6
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A
Units Directly or Indirectly Beneficially Owned:	6,293 Units, less than 1% of the issued and outstanding, Mr. Taylor has sole voting and dispositive power

Brian D. Lawson
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chief Financial Officer
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	12,941 Units, less than 1% of the issued and outstanding, Mr. Lawson has sole voting and dispositive power

Jeffrey M. Blidner
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	6,366 Units, less than 1% of the issued and outstanding, Mr. Blinder has sole voting and dispositive power

CUSIP No. G16252 10 1	SCHEDULE 13D

Frank J. McKenna
Citizenship:	Canada
Business Address:	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower,
Toronto, Ontario M5K 1A2
Present Principal Occupation or Employment:	Deputy Chair
Employer:	TD Bank Financial Group
Employer’s Business:	Financial services company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	—

George E. Myhal
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	88,616 Units, less than 1% of the issued and outstanding, Mr. Myhal has sole voting and dispositive power

James A. Pattison
Citizenship:	Canada
Business Address:	1800 - 1067 West Cordova St., Vancouver, B.C. V6C1C7
Present Principal Occupation or Employment:	Chairman
Employer:	The Jim Pattison Group
Employer’s Business:	A diversified consumer products company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	6,000 Units, less than 1% of the issued and outstanding, Mr. Pattison has sole voting and dispositive power

Samuel J.B. Pollock
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	57,490 Units, less than 1% of the issued and outstanding, Mr. Pollock has sole voting and dispositive power over 23,663 Units and shared voting and dispositive power over 33,827 Units

CUSIP No. G16252 10 1	SCHEDULE 13D
SCHEDULE II
BROOKFIELD FINANCIAL CORP.

Brydon D. Cruise
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 260, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	President
Employer:	Brookfield Financial Real Estate Group
Employer’s Business:	A real estate investment banking company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	—

Dinaz Dadyburjor
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Senior Vice President, Operations & Administration
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	—

Sandro Morassutti
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 260, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Vice President
Employer:	Brookfield Financial Real Estate Group
Employer’s Business:	A real estate investment banking company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	24 Units, less than 1% of the issued and outstanding, Mr. Marassutti has sole voting and dispositive power

Mark W. Murski
Citizenship:	United States
Business Address:	Brookfield Place, 181 Bay Street, Suite 260, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Vice President
Employer:	Brookfield Financial Real Estate Group
Employer’s Business:	A real estate investment banking company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	39 Units, less than 1% of the issued and outstanding, Mr. Murski has sole voting and dispositive power

Bruce K. Robertson
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner, Funds Development
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	84,991 Units, less than 1% of the issued and outstanding, Mr. Robertson has sole voting and dispositive power

CUSIP No. G16252 10 1	SCHEDULE 13D
SCHEDULE III
BAM INVESTMENTS CORP.

James C. Bacon
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Director
Employer:	Corporate Director
Employer’s Business:	Same as Business Address
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	145 Units, less than 1% of the issued and outstanding, Mr. Bacon has sole voting and dispositive power

Howard Driman
Citizenship:	Canada
Business Address:	4600 Bathurst St. Suite 315, Toronto, Ontario M5R 3V3
Present Principal Occupation or Employment:	Director of Finance, UIA Federations Canada
Employer:	A Canadian fundraising and community planning organization
Units Directly or Indirectly Beneficially Owned:	—

Brian D. Lawson
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner and Chief Financial Officer
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	12,941 Units, less than 1% of the issued and outstanding, Mr. Lawson has sole voting and dispositive power

R. Frank Lewarne
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Managing Partner and Chief Financial Officer
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	315 Units, less than 1% of the issued and outstanding, Mr. Lewarne has shared voting and dispositive power over 180 Units, Mr. Lewarne's spouse holds 135 shares and he disclaims beneficial ownership of such shares

Frank N.C. Lochan
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Director
Employer:	Corporate Director
Employer’s Business:	Same as Business Address
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	18,851 Units, less than 1% of the issued and outstanding, Mr. Lochan has sole voting and dispositive power

Ralph J. Zarboni
Citizenship:	Canada
Business Address:	430 Norfinch Drive, Downsview, Ontario M3N 1Y4
Present Principal Occupation or Employment:	Chairman and Chief Executive Officer
Employer:	The EM Group Inc.
Employer’s Business:	A plastics and electric products distribution company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	—

Derek E. Gorgi
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Manager, Finance and Control
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	4 Units, less than 1% of the issued and outstanding, Mr. Gorgi has sole voting and dispositive power

Loretta M. Corso
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Assistant Secretary
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	43 Units, less than 1% of the issued and outstanding, Ms. Corso has sole voting and dispositive power

CUSIP No. G16252 10 1	SCHEDULE 13D
SCHEDULE IV
PARTNERS LIMITED

Gordon E. Arnell
Citizenship:	Canada
Business Address:	Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chairman
Employer:	Brookfield Properties Corporation
Employer’s Business:	A real estate company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	122 Units, less than 1% of the issued and outstanding, Mr. Arnell has sole voting and dispositive power

Jack L. Cockwell — see Schedule I

Loretta M. Corso — see Schedule III

Robert J. Harding — see Schedule I

David W. Kerr — see Schedule I

Edward C. Kress
Citizenship:	Canada
Business Address:	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1
Present Principal Occupation or Employment:	Group Chairman
Employer:	Brookfield Power Corp.
Employer’s Business:	A power generation company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	3,105 Units, less than 1% of the issued and outstanding, Mr. Kress has sole voting and dispositive power

Timothy E. Price
Citizenship:	Canada
Business Address:	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1
Present Principal Occupation or Employment:	Group Chairman, Funds Management
Employer:	Brookfield Asset Management Inc.
Employer’s Business:	A global asset management company
Employer’s Address:	Same as Business Address
Units Directly or Indirectly Beneficially Owned:	187,059 Units, less than 1% of the issued and outstanding, Mr. Price has sole voting and dispositive power